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FOR IMMEDIATE RELEASE

Contact:
ABBOTT LABORATORIES TRIANGLE PHARMACEUTICALS, INC.
Melissa Brotz             Nick Ellis
U.S. Media                President and COO
(847) 935-3456            (919) 493-5980

Laureen Cassidy           Carolyn Underwood
Media Outside the U.S.    VP, Commercial Operations
(847) 938-7743            (919) 493-5980

John Thomas               Douglas MacDougal
Investment Community      Priscilla Harlan
(847) 938-2655            Feinstein Kean Partners, Inc.
                          (617) 577-8110


             ABBOTT LABORATORIES AND TRIANGLE PHARMACEUTICALS
                ANNOUNCE $335 MILLION WORLDWIDE ALLIANCE
                   TO MARKET SIX ANTIVIRAL PRODUCTS

ABBOTT PARK, Ill., and DURHAM, N.C. (June 3, 1999) -- Abbott Laboratories (NYSE: ABT) and Triangle Pharmaceuticals, Inc. (Nasdaq: VIRS) today announced a worldwide strategic alliance for six antiviral products. In the United States, Abbott and Triangle will co-promote the four Triangle products currently in development for HIV and hepatitis B (HBV), and Abbott's two HIV protease inhibitors (PIs). Outside the United States, Abbott will have exclusive sales and marketing rights for the four Triangle antivirals.

     The agreement significantly expands Abbott's antiviral pharmaceutical product portfolio -- which currently includes two HIV PIs: Norvir-Registered Trademark- (ritonavir), approved in 1996, and ABT-378, currently in Phase III development -- to include three nucleoside reverse transcriptase inhibitor (NRTIs) and one non-nucleoside reverse transcriptase inhibitor (NNRTI), medications commonly used for the treatment of HIV and HBV. The agreement provides Abbott and Triangle with an unequaled development portfolio of all marketed classes of HIV treatments.

     "This alliance is a prime example of Abbott's strategy to partner with top-quality companies, such as Triangle, whose products fit strategically with our worldwide pharmaceutical business," said Arthur Higgins, Senior Vice President, Pharmaceutical Operations at Abbott. "One of our goals is to be the leading healthcare company in the HIV arena, and this agreement strengthens our position worldwide by giving us access to every segment of pharmaceutical intervention in HIV."

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     Abbott's HIV franchise is unique in that it offers a broad portfolio across pharmaceutical, diagnostic and nutritional products for people living with HIV and AIDS.

     "Our success in bringing a number of HIV and HBV drug candidates forward in development provided us with a unique situation to make a portfolio deal," said Dr. David Barry, Chairman and Chief Executive Officer at Triangle. "Along the way, we resisted licensing away any of our global rights to the drug candidates, thus increasing the opportunity for a deal with a single strong partner rather than having to make numerous country-by-country deals with multiple partners. Our strategic alliance with Abbott introduces a strong international presence, additional strength in the U.S. market, and the financial support to provide added stability to our development and commercialization goals."

     "This alliance positions the two companies to potentially launch at least one new antiviral each year over the next four years," said Higgins.

     In 1998 in the United States, NRTIs accounted for an estimated $885 million in antiviral sales, PIs accounted for $865 million and NNRTIs accounted for approximately $100 million. Outside the United States, the market for antiviral HIV treatment, which includes these three categories, is estimated at $2 billion.

    According to the Centers for Disease Control, HIV affects approximately 33 million people worldwide and approximately 650,000 to 950,000 Americans. Hepatitis B is the ninth leading cause of death worldwide and affects approximately 350 million people. Currently, only two treatments have been approved for the treatment of chronic hepatitis B.

     Among the four Triangle products Abbott will co-promote is Coactinon(TM) (emivirine), formerly known at MKC-442, an NNRTI, currently in Phase III clinical trials. Triangle expects to file a New Drug Application (NDA) for Coactinon by the end of this year, while Abbott expects to submit a European application in mid-2000.

     Coviracil(TM) (emtricitabine), formerly known as FTC, an NRTI, is also in Phase III clinical trials for the treatment of HIV and in Phase I/II for HBV. An NDA for Coviracil for the treatment of HIV is expected to be filed in 2000 with a European filing expected in 2001. Abbott also expects to file an NDA for its investigational PI, ABT-378, in 2000.

     The other two NRTIs included in the agreement are in earlier development stages. DAPD, an NRTI, is in Phase I/II for the treatment of HIV. Triangle plans to begin Phase I/II trials in HBV later this year. Phase I/II trials with L-FMAU, a compound under investigation for the treatment of HBV, are also planned for late 1999.

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     Under the terms of this agreement, Abbott will purchase approximately
6.57 million shares of Triangle's Common Stock at $18 per share.
Additionally, the agreement provides for non-contingent research funding of $31.7 million, up to $185 million of contingent development milestone payments and the sharing of future commercialization costs.

     In addition, the partners plan to execute a manufacturing agreement before closing that will allow Abbott to manufacture certain Triangle products worldwide.

     Triangle and Abbott will share profits and losses for all Triangle drug candidates. Triangle will receive detailing fees and commissions on incremental sales they generate for Abbott's protease inhibitors. In addition, Abbott will have the right of first discussion to market future Triangle compounds. Warburg Dillon Read acted as financial advisors to Triangle in this alliance. Goldman Sachs acted as financial advisors to Abbott in this alliance.

     The closing of the agreement is subject to the satisfaction of several conditions, including Hart-Scott-Rodino antitrust clearance and the negotiation of the manufacturing agreement between the parties.

     Triangle Pharmaceuticals, Inc., based in Durham, N.C., is engaged in the development of new drug candidates primarily in the antiviral area, with a particular focus on therapies for the human immunodeficiency virus, including the acquired immunodeficiency syndrome and the hepatitis B virus. Prior to their employment with Triangle, members of Triangle's management team played instrumental roles in the identification clinical development and commercialization of several leading antiviral therapies. More information about Triangle's portfolio, management and product development strategy is available on Triangle's website at http://www.tripharm.com.

     Abbott Laboratories has been a leader in AIDS research since the early years of the epidemic. In 1985, the company developed the first licensed test to detect HIV in the blood, and remains the leader in HIV diagnostics. Abbott retroviral and hepatitis tests are used to screen more than half of the world's donated blood supply. In addition, Abbott developed the HIV protease inhibitor, Norvir, and Advera-Registered Trademark-, a nutritional supplement to meet the unique dietary needs of people living with HIV.
Abbott continues to conduct aggressive research on new treatments to fight HIV and AIDS. Abbott is committed to supporting HIV/AIDS awareness programs including the development of its Positive Partnership Program with POZ magazine and HEALTH INSIGHTS & VIEWS patient newsletter. In addition, Abbott supports numerous programs of AIDS Service Organizations (ASOs).

     Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceutical, diagnostic, nutritional and hospital products. The company employs 56,000 people and markets its products in more than 130 countries.

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     ABBOTT'S NEWS RELEASES AND OTHER INFORMATION ARE AVAILABLE ON THE
COMPANY'S WEB SITE AT http://www.abbott.com.

TRIANGLE PHARMACEUTICALS, INC. FORWARD LOOKING STATEMENT:
STATEMENTS IN THIS PRESS RELEASE MAY CONTINUE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING THE FAILURE OF THE CLOSING TO TAKE PLACE DUE TO THE FAILURE OF CLOSING CONDITIONS, THE FAILURE TO SUCCESSFULLY COMPLETE PIVOTAL CLINICAL TRIALS, TRIANGLE'S FUTURE CAPITAL NEEDS, THE INABILITY TO COMMERCIALIZE COVIRACIL (EMTRICITABINE) AND DAPD DUE TO PATENT RIGHTS HELD BY THIRD PARTIES, TRIANGLE'S ABILITY TO OBTAIN ADDITIONAL FUNDING, PATENT PROTECTION, AND REQUIRED REGULATORY APPROVALS FOR ITS DRUG CANDIDATES, THE DEVELOPMENT OF COMPETITIVE PRODUCTS BY OTHERS, THE COST OF COACTIVE THERAPY AND THE EXTENT TO WHICH COACTIVE THERAPY ACHIEVES MARKET ACCEPTANCE, TRIANGLE'S SUCCESS IN IDENTIFYING NEW DRUG CANDIDATES, ACQUIRING RIGHTS TO THE CANDIDATES ON FAVORABLE TERMS AND DEVELOPING ANY CANDIDATES TO WHICH TRIANGLE ACQUIRES ANY RIGHTS, AND THESE AND OTHER RISKS DETAILED FROM TIME TO TIME IN TRIANGLE'S FILINGS WITH THE SECURITIES AND
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STATEMENTS IN THIS PRESS RELEASE.